

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-mail
Michael J. Schall
Chief Executive Officer and President
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re: Essex Property Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-13106**

Dear Mr. Schall:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Development Pipeline, page 3

1.   In future Exchange Act periodic reports, please provide the square footage, in addition to the number of units. Also, for completed developments, please disclose development costs per square foot and clarify whether leasing costs are included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief